SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)
and Amendments
Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

TARENA INTERNATIONAL, INC.

(Name of Issuer)

American depositary shares, one of which represents one Class A ordinary shares[1], par value $0.001 per share
(Title of Class of Securities)

876108101[2]

(CUSIP Number)

9 April 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

[*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]   Not for trading; one American depositary share represents one Class A ordinary shares, par value $0.001 per share.
[2]   This CUSIP number applies to the Issuer's American depositary shares.

1.	NAMES OF REPORTING PERSONS
	GREENWOODS ASSET MANAGEMENT LIMITED
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	NOT APPLICABLE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **CAYMAN ISLANDS**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **6.9%**
12.	TYPE OF REPORTING PERSON (see instructions) **FI**

1.	NAMES OF REPORTING PERSONS **GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED** I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **NOT APPLICABLE**		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **BRITISH VIRGIN ISLANDS**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **6.9%**		
12.	TYPE OF REPORTING PERSON (see instructions) **HC**		

1.	NAMES OF REPORTING PERSONS		
	UNIQUE ELEMENT CORP		
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
	NOT APPLICABLE		

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
	(a) ☐
	(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	BRITISH VIRGIN ISLANDS

		5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			**00,000**
		6.	SHARED VOTING POWER
			1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares
		7.	SOLE DISPOSITIVE POWER
			00,000
		8.	SHARED DISPOSITIVE POWER
			1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.9%

12.	TYPE OF REPORTING PERSON (see instructions)
	HC

1.	NAMES OF REPORTING PERSONS **JINZHI JIANG** I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **NOT APPLICABLE**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **PEOPLE'S REPUBLIC OF CHINA**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **6.9%**
12.	TYPE OF REPORTING PERSON (see instructions) **HC**

Item 1.

    (a)   Name of Issuer
           Tarena International, Inc.

    (b)   Address of Issuer's Principal Executive Offices
           Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian 100098, China

Item 2.

    (a)   Name of Person Filing
           GREENWOODS ASSET MANAGEMENT LIMITED ("GAML")
           GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED ("GAMHL")
           UNIQUE ELEMENT CORP ("UEC")
           JINZHI JIANG ("JIANG")

    (b)   Address of the Principal Office or, if none, residence
           FOR GAML: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands
           FOR GAMHL & UEC: Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands
           FOR JIANG: Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135

    (c)   Citizenship
           FOR GAML: CAYMAN ISLANDS
           FOR GAMHL & UEC: BRITISH VIRGIN ISLANDS
           FOR JIANG: PEOPLE'S REPUBLIC OF CHINA

    (d)   Title of Class of Securities
           American depositary shares, one of which represents one Class A ordinary shares

    (e)   CUSIP Number
           876108101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

    (h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**

(b)   Percent of class: **6.9%**

(c)   Number of shares as to which the person has: **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**

      (i)   Sole power to vote or to direct the vote **00,000**

      (ii)   Shared power to vote or to direct the vote **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**

      (iii)   Sole power to dispose or to direct the disposition of **00,000**.

      (iv)   Shared power to dispose or to direct the disposition of **1,161,513 American depositary shares, which represent 1,161,513 Class A ordinary shares**

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13 April 2015	
Date	
/s/ HO, KWAI LUN	
Signature	
HO, KWAI LUN/HEAD OF COMPLIANCE	
Name/Title	